June 12, 2009




BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Evan S. Jacobson


         RE:      PAR Technology Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009
                  Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 11, 2009
                  File No. 001-09720



Ladies and Gentlemen:

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting for filing with the Securities and Exchange Commission (the "Commission"), this letter reflecting PAR's responses to the written comments communicated by Ms. Maryse Mills-Apenteng, Staff Attorney, to John W. Sammon, Jr., Chairman of the Board and President of PAR, by letter dated May 20, 2009. The responses set forth below have been organized in the same manner in which the comments were presented in Ms. Mills-Apenteng's letter.


Form 10-K for Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Comment:

     1. We note that in the performance graph, included in your annual report to security holders pursuant to Item 201(e) of Regulation S-K, you compare your performance with the performance of a "peer group", but do not appear to have disclosed the identity of the peer issuers, as required by Instruction 5 to Item 201(e) of Regulation S-K. In addition, the basis on which you have selected your "peer group" is unclear. If you have not selected your "peer group" on an industry or line-of-business basis, you must disclose the basis for its selection. See Item 201(e)(1)(ii)(B) of Regulation S-K. Please advise.

Response:

The Company supplementally informs the staff that the following companies are included in the Company's self constructed peer group: Micros Systems, Inc., PAR Technology Corporation, and Radiant System, Inc. This peer group was selected on an industry basis. In future filings the Company will include the following narrative with its performance graph:

          The following performance graph compares the cumulative total shareholder return on the Company's Common Stock with the Standard and Poor's 500 Index and the common stock of a self constructed peer group made up of companies on an industry basis, which companies' returns are weighted according to their respective market capitalizations at the beginning of each year for which the return is calculated. The graph is constructed on the assumption that $100 was invested in each of the Company's Common Stock, the S&P 500 Stock Index, and the peer group on December 31,____. The year end values of each investment are based on share price appreciation and the reinvestment of dividends.

          The following companies are included in the Company's self constructed peer group: Micros Systems, Inc., PAR Technology Corporation, and Radiant System, Inc.


Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Comment:

     2. We note that your statement regarding the effectiveness conclusion of your chief executive and financial officers indicates that your disclosure controls and procedures were "designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please confirm and clarify in future filings whether your disclosure controls and procedures were also designed to ensure that information required to be disclosed by you in the reports filed or submitted under the Exchange Act is accumulated and communicated to you management, including your chief executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.


Response:

The Company supplementally clarifies for the staff that the Company's disclosure controls and procedures were designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In addition, the disclosure controls and procedures were also designed to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the chief executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. The Company will include these assertions within its future filings.


Changes in Internal Controls over Financial Reporting

Comment:


     3. We note your statement that there were no reportable changes in internal control over financial reporting that occurred "during the period covered by this Annual Report on Form10-K." Please note that item 308(c)of Regulation S-K requires that you disclose whether there were any changes in internal control over financial reporting "during the fourth fiscal quarter" in the case of an annual report. Please confirm that you will provide conforming disclosure in future filings.


Response:

The Company supplementally clarifies for the staff that with respect to Changes in Internal Control over Financial Reporting as disclosed with Item 9A (2) of its Form 10-K for the fiscal year ended December 31, 2008, there were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter. Furthermore, the Company confirms that it will provide conforming disclosure in accordance with Item 308(c) of Regulation S-K in future filings.



Item 11. Executive Compensation (Incorporated By Reference From Definitive Proxy Statement Filed April 21, 2009)

Compensation Discussion and Analysis

Comment:

     4. Please clarify what role, if any, your chief executive officer has in setting his own compensation. In this regard, it is unclear how the chief executive officer's compensation is determined. Please confirm that you will address in future filings how each element of the chief executive officer's total compensation is determined.

Response:

The Company supplementally informs the staff that the determination of the Company's chief executive officer's compensation is solely within the purview of the Compensation Committee of the Company's Board of Directors (the "Compensation Committee" or "Committee"). In determining the compensation of the chief executive officer and assessing the appropriateness of the compensation for all other named executives, the Compensation Committee solicits and considers the self assessment of each executive as to their performance against pre-established goals and objectives, the executive's involvement in the day to day operations of the relevant business unit, as well as results of a third party compensation survey. As to the chief executive specifically, the Committee also performs its own evaluation of the chief executive's performance in light of the goals and objectives the Committee had approved for the prior fiscal year. The third party compensation survey utilized by the Committee evaluates the compensation levels of chief executive officers at companies of similar size and geographic location within the high technology, durable group industry, as defined by the third party compensation survey, companies which are determined to be peers of the Company. Based on the Compensation Committee's consideration of the aforementioned information, combined with the chief executive's anticipated level of involvement in the daily operations of the Company in fiscal year 2008, the Compensation Committee determined that a compensation increase in fiscal year 2008 as compared to fiscal year 2007 was not necessary. Other than the chief executive's self assessment which is solicited and considered by the Compensation Committee in establishing compensation levels, the chief executive does not have any role in establishing his compensation. Furthermore, the Company confirms that in future filings, it will address how each element of the chief executive officer's total compensation is determined.


Elements of Executive Compensation

Base Salary

Comment:

     5. Although you indicate that you benchmark base salaries "near the average midpoint for similar positions" identified in the survey on which you relied, you have not identified the peer companies. Please tell us the basis for omitting the components of the benchmarking group. In this regard, we note your reference broadly describing the companies as "the high technology group within the durable goods industry sector"

Response:

The Company supplementally informs the staff that the compensation surveys provided by the national third party provider and utilized as a compensation benchmark did not identify specific peer companies, but rather identified peer groups, disaggregated by industry, volume of revenue, total employee headcount, and geographic region. In selecting the appropriate peer group, the Compensation

Committee utilized the high technology peer group companies within the durable goods industry sector, having consolidated revenues within the range of $100 million and $500 million, full time equivalent employees within the range of 1,001 and 5,000, and located in the northeastern United States. The Committee concluded that the aforementioned peer group was the most similar with respect to industry, operations, size and location of the Company, and would be appropriate in deriving their compensation benchmarks. In future filings, the Company will provide the above specificity relative to the peer group companies utilized.

Comment:

     6. We note that base salaries for your named executive officers, except for Dr. Sammon changed during the periods covered by your summary compensation table. Please explain why the base salary changed for each affected named executive officer during the last fiscal year and discuss the relevant factors that led to that change. Please confirm that you will include a discussion of material changes in compensation in your Compensation Discussion and Analysis in future filings, as applicable. See Item 402(b)(2)(ix) of Regulation S-K.

Response:

The Company supplementally informs the Staff that base salaries are established after consideration of the results of a peer group compensation survey (as discussed in comment number 5 above), combined with the executive's self assessment and an estimate of the projected level of involvement the executive will have in the day to day operations of the Company, as well as thorough consideration of the executive's performance to his/her respective pre-determined goals and objectives. With respect to the change in salary for each affected named executive officer, changes were based on the following:

Ronald J. Casciano - Mr. Casciano's base salary in fiscal year 2008 was increased from his base salary in fiscal year 2007 after the Company's consideration of the results of the third party peer group survey. Based on the Company's review of the survey results, it was determined that Mr. Casciano's base salary was lower than the average midpoint salary of someone serving in a similar position at the peer companies included within the survey. As a result, the Compensation Committee approved an increase to Mr. Casciano's base salary, as indicated within the summary compensation table.

Charles A. Constantino - Mr. Constantino's base salary in fiscal year 2008 was increased from his base salary in fiscal year 2007 as a result of an increase in Mr. Constantino's involvement in the day to day operations of the Company (to offset the reduction in Mr. Cortese's workload as discussed below). This increased salary level was approved by the Company's Compensation Committee.

Gregory T. Cortese - Mr. Cortese's base salary in fiscal year 2008 was decreased from his salary in fiscal year 2007 as a result of a leave of absence taken by Mr. Cortese in fiscal year 2008, thereby decreasing his level of involvement with the day to day operations of the Company. Had Mr. Cortese not taken a leave of absence, his base salary for fiscal year 2008 would have been unchanged from that of fiscal year 2007 based on the operating performance of the Company's Hospitality operating segment, which Mr. Cortese oversees.

Stephen P. Lynch - Mr. Lynch's base salary in fiscal year 2008 was increased from his fiscal year 2007 base salary as a result of his elevation to the position of President of the Company's Government segment.

Additionally, the Company confirms that it will include discussions of material changes in compensation in our Compensation Discussion and Analysis in future filings, as applicable.


Incentive Compensation

Comment:

     7. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance bonuses. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402 (b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.


Response:

The Company supplementally informs the staff that the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions are pretax income from operations, revenue, inventory turnover, and collection of accounts receivable. Each factor is weighted in determining the eligible incentive compensation, noting that pretax income from operations and revenue represent approximately 85% of the potential incentive compensation to be awarded, while inventory turnover and collections of accounts receivable represent the remaining 15%.

The performance goals are established by the Company's Executive Management Team and Board of Directors and correlate to the Company's annual operating plan, determined based on the Company's historical results, and current industry and economic conditions. The established goals are set with a reasonable probability of being achieved, noting that during the last five completed fiscal years, "target" performance has been achieved approximately 40% of the time. Incentive compensation begins to be awarded when 80% of the target objective has been satisfied (except for the revenue target which begins when 90% of the target has been achieved).

In future filings, the Company will expand disclosure to include qualitative discussion of the terms of the necessary targets to be achieved in order for its executive officers to earn their annual performance bonuses.


Comment:


     8. Please provide a more detailed discussed linking achievement of performance targets to the amount of compensation actually awarded to each named executive officer.


Response:

The Company supplementally informs the staff that the achievement of performance targets is most associated with the Company's Non-Equity Incentive Plan Compensation. As stated in the Company's response to question 6 above, base salary is established mostly based on the named executive's expected role with the Company, combined with consideration of base pay provided to peer company executives, as determined through the review of a third party compensation survey. Stock awards, option awards and non-qualified deferred compensation earnings are generally not significant compensation components for the named executives. As such, the Company will focus its response as it relates to the non-equity incentive compensation provided to each named executive.

Dr. John W. Sammon, Ronald J. Casciano and Charles A. Constantino - Incentive compensation for these named executives was linked to each of the Company's business unit's weighted pretax income, revenue, inventory turnover, and accounts receivable days sales outstanding. 85% of the total award was based on pretax income and revenue targets, while the remaining 15% was associated with inventory and collections performance goals. Incentive compensation begins to be awarded when 80% of the target objective has been satisfied (except for the revenue target which begins when 90% of the target has been achieved). Maximum award limitations are established at 140% of the target performance objective, which translates into 200% of the established award amount for that objective.

Gregory T. Cortese - Mr. Cortese's incentive compensation was linked to pretax income, revenue, inventory turnover, and accounts receivable days sales outstanding of the Company's Hospitality operating segment with which Mr. Cortese oversees, noting that 85% of the total award was based on pretax income and revenue targets, while the remaining 15% was associated with inventory and collections performance goals. Incentive compensation begins to be awarded when 80% of the target objective has been satisfied (except for the revenue target which begins when 90% of the target has been achieved). Maximum award limitations are established at 140% of the target performance objective, which translates into 200% of the established award amount for that objective.

Stephen P. Lynch - Mr. Lynch's incentive compensation was linked to the pretax income, revenue, and accounts receivable days sales outstanding for the

Company's Government operating segment with which Mr. Lynch oversees, noting that 85% of the total award was based on pretax income and revenue targets, while the remaining 15% was associated with collections performance goals. Incentive compensation begins to be awarded when 80% of the target objective has been satisfied(except for the revenue target which begins when 90% of the target has been achieved). Maximum award limitations are established at 140% of the target performance objective, which translates into 200% of the established award amount for that objective.

The Company has disclosed the range of potential non-equity incentive plan awards established for fiscal year 2008 within the "Grants of Plan-Based Awards" table.


Equity Compensation

Comment:

     9. Please provide a more detailed discussion of your equity incentive plan. For example, explain why options were awarded to Mr. Lynch and Mr. Casciano during the last fiscal year and clarify whether the options awarded were incentive stock options or non-qualified stock options. Explain how the Compensation Committee determined the amounts awarded.

Response:

The Company supplementally informs the staff that its equity incentive plan is available to its key employees, including its named executive officers. Equity awards are discretionary and are approved by the Company's Compensation Committee, following recommendations from the Company's Stock Option Committee. The recommendations are typically established based on the key employee's assumption of an increased role within the Company or as a mechanism to provide compensation competitive with that of the key employee's peers either internally or after consideration of the third party compensation survey utilized by the Company.

The Company supplementally informs the staff that during fiscal year 2008, incentive stock options were awarded to Mr. Lynch, commensurate with his promotion to President of Rome Research Corporation and PAR Government Systems Corporation. These awards were approved by the Compensation Committee following recommendation of the Company's Stock Option Committee based on Mr. Lynch's new role and the total compensation package deemed appropriate for that increased role. This determination was made after consideration of the third party compensation survey as well as Mr. Lynch's historical performance with the Company.

The Company supplementally clarifies that Mr. Casciano did not receive any stock awards in fiscal year 2008. The amount included in column "f" of the Summary Compensation Table contained in the Company's Proxy Statement represents compensation expense recognized in fiscal year 2008 from equity awards previously issued to Mr. Casciano (awards which vested over multiple years), in accordance with the recognition provisions of Financial Accounting Standards Board Statement No. 123R, Share-Based Payment.

Item 12.  Security  Ownership of Certain  Beneficial  Owners and  Management and
--------------------------------------------------------------------------------
Related      Stockholder      Matters       (Incorporated      by      Reference
--------------------------------------------------------------------------------
From     Definitive     Proxy     Statement     Filed     April    21,     2009)
-----------------------------------------------------

Security Ownership of Certain Beneficial Owners and Management

Comment:

     10. It appears that you have not provided the tabular disclosure required by Item 201(d) of Regulation S-K. Please advise. See Question 106.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K.

Response:

The Company supplementally informs the staff that the Company has not provided the tabular disclosure as required by Item 201(d) of Regulation S-K as all of the compensation plans under which equity securities of the Company are authorized for issuance have been approved by security shareholders. The Company does not have any compensation plans which have not been approved by security shareholders.

With respect to the disclosure items required by Item 201(d)(2) of Regulation S-K, although not in the tabular format as required by Regulation S-K, the Company has disclosed the required information within Footnote 7 to the Consolidated Financial Statements, included within Item 15 of its Form 10-K. With respect to each requirement of Item 201(d)(2) of Regulation S-K:

     (i) The number of securities to be issued upon the exercise of outstanding options, warrants, and rights: 980,000

     (ii) The weighted-average exercise price of the outstanding options, warrants and rights disclosed pursuant to paragraph (d)(2)(i) of this item: $4.63

     (iii) Other than securities to be issued upon the exercise of outstanding options, warrants, and rights disclosed in paragraph (d)(2)(i) of this Item,; the number of securities remaining available for future issuance under the plan: 740,000

In future filings, the Company will disclose the information in the tabular format as required by Item 201(d) of Regulation S-K.


Signatures

Comment:

     11. We note that you did not identify the person signing the annual report on Form 10-K in the capacity of controller or principal accounting officer. See paragraph 2 (a) of General Instruction D to Form 10-K.

          Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please advise


Response:

The Company supplementally informs the staff that Ronald J. Casciano, Vice President, Chief Financial Officer and Treasurer, also serves as the Company's Chief Accounting Officer, as required by paragraph 2(a) and 2(b) of General Instruction D to Form 10-K. As Ronald J. Casciano occupies more than one of the specified positions, the Company will indicate each capacity in future filings.



List of exhibits

Comment:

     12. It appears that you have not filed your lease with John Springer-Miller as an Exhibit. Please file the lease as an exhibit to the Form 10-K pursuant to Item 601 (b) (10) (ii) (A) or (D) of Regulation S-K, or provide us with your analysis as to how you determined not to file the lease as an exhibit.

Response:

The Company supplementally informs the staff that in determining the required exhibits to be filed with the Form 10-K for the fiscal year ended December 31, 2008, the Company considered the guidance as promulgated by Item 601(b)(10)(ii)(A) and (D) of Regulation S-K related to contracts and leases and determined that the lease with John Springer-Miller was immaterial in amount and therefore did not require inclusion as an exhibit. In making this materiality determination, the Company considered the fact that quantitatively, total fiscal year 2008 expense associated with this lease represented only 0.6% of the Company's consolidated operating expenses for fiscal year 2008. Furthermore, this lease represented only 13% of total operating lease expense in fiscal year 2008 which was also determined to be immaterial based on the 15% quantitative materiality threshold as noted in Item 601(b)(10)(ii)(C) related to fixed assets (although this relates to a different type of contract, the company considered the 15% as a benchmark in assessing quantitative materiality). Furthermore, as the lease expires on September 30, 2009, the Company determined it to be qualitatively immaterial.

Although not filed as an exhibit within its Form 10-K for the fiscal year ended December 31, 2008, the Company has disclosed the existence of this lease within Footnote 13 to the Consolidated Financial Statements included within Item 15 of its Form 10-K and has included disclosure of the related party transaction within the Company's annual proxy filing.

Comment:

     13. You have indicated that 32% of your revenues were derived from government Contracts for the fiscal year ended December 31, 2008. please provide us with your analysis as to how you determined not to file the contracts as exhibits Pursuant to Item 601 (b) (10) (ii) (B) or Regulation S-K.

Response:

The Company supplementally informs the staff that in determining the required exhibits to be filed with the Form 10-K for the fiscal year ended December 31, 2008, the Company considered the guidance as promulgated by Item 601(b)(10)(ii)(B) of Regulation S-K related to contracts and determined that although 32% of the Company's consolidated revenue was derived from government contracts, this revenue was derived from numerous different government contracts. As such, the Company's government operation is not substantially dependent on any one contact and these contracts are, in addition, entered into in the ordinary course of the Company's government business. Therefore, the Company determined it not necessary to file the contacts as exhibits pursuant to
Item 601(b)(10)(ii)(B) of Regulation S-K.



Exhibits 31.1 and 31.2

Comment:

     14. The certifications may not be changed in any respect from the language of Item 601 (b) (31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

               o    Replaced  the  word   "report"   with  "annual   Report"  in
                    paragraphs 2 and 3;
               o    Modified the language of paragraph 4(d); and
               o Deleted the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

               Please confirm that you will conform your disclosures in future filings to the exact language of provided Item 601 (b) (31) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.



Response:

The Company supplementally confirms with the staff that it will conform disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

PAR hereby acknowledges as follows:

     1. PAR is responsible for the adequacy and accuracy of the disclosures included in its filings;

     2. PAR understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to PAR's filings; and

     3. PAR understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 800-448-6505, extension 273, should you require additional information or have questions regarding this letter.


Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
 -------------------------------------
Ronald J. Casciano, Vice President,
Chief Financial Officer, Treasurer
and Chief Accounting Officer